ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 22 February 2008 bought 1 000 000 Orkla shares through broker-houses at an average price of NOK 65.4 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 19 817 390.

Orkla ASA,
Oslo, 25 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 25 February 2008 bought 1 325 000 Orkla shares through broker-houses at an average price of NOK 66.1 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 21 142 390.

Orkla ASA,
Oslo, 26 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification own shares

Orkla ASA has on 26 February 2008 bought 875 000 Orkla shares through broker-houses at an average price of NOK 66.3 per share. Brokers have executed the transaction.

Orkla's total holding of own shares after this transaction is 22 017 390

Orkla ASA,
Oslo, 27 February 2008

IR contact:
Siv Merethe S. Brekke, Tel.: +472254 4455

END